UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

[✓]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2014
OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _______________ to _______________

Commission file number 1-16191

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Tennant Company
Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Tennant Company
ATTN: Retirement Benefits Committee
701 North Lilac Drive
P.O. BOX 1452
Minneapolis, Minnesota 55440
(612) 540-1554

Tennant Company
Retirement Savings Plan

Financial Statements
December 31, 2014 and 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Retirement Benefits Committee
Tennant Company Retirement Savings Plan
Minneapolis, Minnesota

We have audited the accompanying statements of net assets available for benefits of Tennant Company Retirement Savings Plan (the Plan) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. The financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Tennant Company Retirement Savings Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America.

Retirement Benefits Committee
Tennant Company Retirement Savings Plan

The supplemental schedule of assets (held at end of year) (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ CliftonLarsonAllen LLP

Minneapolis, Minnesota
June 24, 2015

Tennant Company Retirement Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2014 and 2013

	2014	2013
Assets:
Investments at fair value:
Registered investment companies	$267,649,754	$305,858,646
Common Collective Trusts	54,773,811	—
Tennant Company common stock	66,310,642	69,086,832
Total investments	388,734,207	374,945,478

Receivables:
Tennant Company (employer) contributions	3,658,681	2,900,073
Notes from participants	6,773,592	6,429,201
Other	4	88
Total receivables	10,432,277	9,329,362
Total assets	399,166,484	384,274,840

Liabilities:
Fees payable	(6,169)	(6,098)
Net assets available for benefits	$399,160,315	$384,268,742
See Accompanying Notes to Financial Statements.

Tennant Company Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits
December 31, 2014 and 2013

Additions to Net Assets Attributed to:
Investment income:
Net appreciation in fair value of investments	$17,915,184
Dividends and interest	8,320,174
Dividends — Tennant Company common stock	764,031
Net investment income	26,999,389

Interest income from notes receivable from participants	326,728

Contributions:
Participant	11,013,657
Rollovers	983,733
Tennant Company (employer)	7,357,819
Total contributions	19,355,209
Total Additions	46,681,326

Deductions From Net Assets Attributed To:
Distributions to participants	31,375,943
Administrative expense	413,810
Total deductions	31,789,753

Net Increase	14,891,573

Net assets available for benefits:
Beginning of year	384,268,742
End of year	$399,160,315
See Accompanying Notes to Financial Statements.

Tennant Company Retirement Savings Plan
Notes to Financial Statements
December 31, 2014 and 2013

Note 1.    Plan Description
General: The following brief description of the Tennant Company Retirement Savings (the Plan) is provided for general purposes only. Participants should refer to the Plan description for more complete information. The Plan is a defined-contribution plan sponsored by Tennant Company (the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Plan Benefits: The Tennant Company Retirement Savings plan offers 401(k) pre-tax deferral, matching and discretionary contributions. Effective January 1, 2015 Roth 401(k) post-tax deferrals with in-plan conversion was added to the plan. Participant’s aggregate contributions to both pre-tax and post-tax are considered when calculating the matching contribution due.

Eligibility and payment of benefits: Any U.S. employee is eligible to participate in the 401(k) and matching contributions immediately upon hire. Eligibility to participate in the profit sharing portion of the Plan requires completion of one year of service and, generally, employment on the last day of the Plan year. The full value of a participant’s account is payable following termination of employment under any of the following circumstances:

a.	Normal retirement at age 65
b.Retirement at any time between the ages of 55 and 65
c.Disability retirement at any age
d.Voluntary termination of employment by employee
e.Involuntary termination or layoff other than for cause
f.Termination of the Plan
If termination of employment occurs as a result of death, participant beneficiaries will receive the full value of all of the participant's accounts. Distributions are made in cash for in-kind shares of Tennant Company stock.
In-Service Distributions are allowed prior to termination of employment under any of the following circumstances:

a.	Participant reaches age 59½
b.Immediate and heavy financial need

Voting rights: Each participant is entitled to exercise voting rights attributable to the Tennant Company shares allocated to his or her account and is notified by the trustee prior to the time that such rights are to be exercised. The trustee is not permitted to vote any allocated shares for which instructions have not been given by a participant. The trustee is required, however, to vote any unallocated shares proportionate to the votes cast by participants on allocated shares.

Tennant Company Retirement Savings Plan
Notes to Financial Statements
December 31, 2014 and 2013

Note 1.    Plan Description (Continued)
Plan termination: The Company reserves the right to terminate the Plan at any time, subject to plan provisions. Upon such termination of the Plan, the interest of each participant in the Plan will be distributed to such participant or his or her beneficiaries at the time prescribed by the Plan’s terms and ERISA. Upon termination of the Plan, the Retirement Benefits Committee shall direct the trustee to pay all liabilities and expenses of the Plan and sell shares of financed stock held in the loan suspense account to the extent it determines such sale to be necessary in order to repay the loan.

Participant accounts: The Plan is a defined-contribution plan under which a separate individual account is established for each participant. Each participant’s account is credited with the participant’s contribution, the Company’s contribution and plan earnings or losses, and charged with an allocation of administrative expenses. Contributions are based on participant eligible compensation, as defined.

Vesting: Participants are 100 percent vested in their account balance.

Diversification: The Plan allows employees to reallocate their investments at any time, including those held in Tennant Company stock.

Investment options: Under the terms of the Plan, participants elect which funds both individual and Company contributions will be invested in.

Participants can freely transfer their plan account accumulations between funds on a daily basis, subject to certain limitations.

Contributions: Employees electing to participate in the Plan make voluntary contributions on a pretax basis subject to certain limits. Post-tax contributions will be allowed beginning January 1, 2015 to a Roth 401(k) account. Starting January 1, 2015 the Company changed the amount employees could contribute to the plan from 25% to 75% of their certified earnings. The Company has agreed to contribute an amount equal to 75 percent of the first 4 percent of each employee's contributions up to a maximum match of 3 percent of eligible wages. Additionally, the Company may elect to contribute a discretionary annual contribution subject to company performance and based on eligible wages. There was a 2.75 percent discretionary contribution made for the year ended December 31, 2014. Participants may also rollover amounts representing distributions from other qualified plans.

Notes from participants: Participants can request a note amount not to exceed 50 percent of the value of their account balances, less the highest outstanding note balance held in the past 12 months. Interest charged on such notes is established at a fixed rate of 2 percent above the prime rate received by Vanguard from Reuters as of the last day of the prior month. The notes are secured by the balance in the participant’s accounts and bear interest at rates that range from 5.25 percent to 9.75 percent through December 2024. Principal and interest payments are received ratably from participants through monthly payroll deductions.
Note 2.    Summary of Significant Accounting Policies
Basis of presentation: The accompanying financial statements have been prepared on the accrual basis of accounting.

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Tennant Company Retirement Savings Plan
Notes to Financial Statements
December 31, 2014 and 2013

Note 2.    Summary of Significant Accounting Policies (Continued)
Investment valuation and income recognition: The Vanguard Group Fiduciary Trust Company (the Trustee) holds the Plan’s investment assets and executes transactions therein based upon instructions received from the Plan Administrator, Tennant Company, and the participants of the Plan. The Plan’s investments are reported at fair value. Fair value is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes from participants: Notes which have exceeded the cure period are considered delinquent notes and are treated as distributions based upon the terms of the plan document.

Distributions to participants: Distributions to participants are recorded when paid.

Administrative expense: All permitted administrative expenses are paid by the Plan and charged to participant accounts on a per capita basis.

Risks and uncertainties: The Plan provides for investment in a variety of investment funds, including Tennant Company common stock. Investments in general are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of the investments have occurred since December 31, 2014, or will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the 2014 statement of net assets available for benefits.
Note 3.    Investments
The net appreciation in fair value of investments for the year ended December 31, 2014, was as follows:

Investment in common collective trusts	$3,683,975
Investment in Tennant Company common stock	4,245,892
Investment in registered investment companies	9,985,317
$17,915,184

Tennant Company Retirement Savings Plan
Notes to Financial Statements
December 31, 2014 and 2013

Note 3.    Investments (Continued)
The following investments as of December 31, 2014 and 2013, represented 5 percent or more of the Plan's net assets available for benefits:

	2014	2013

Tennant Company common stock	$66,310,642	$69,086,832
Vanguard Group of Mutual Funds:
Wellington Fund	53,507,492	49,588,952
Institutional Index Fund	46,834,392	40,364,509
Prime Money Market Fund	34,028,516	35,316,391
Windsor Fund	29,614,208	27,870,206
Small-Cap Index Fund	23,411,912	24,822,153
Developed Markets Index Fund	22,450,160	22,615,617
Metropolitan West Total Return Bond Fund	32,801,254	27,905,144

The Plan’s investments in Tennant Company stock at December 31, 2014 and 2013, are presented in the following table:

Tennant Company Common Shares	2014	2013

Number of shares	917,637	1,017,835
Cost	$20,670,947	$20,417,850
Market	66,310,642	69,086,832
Note 4.    Fair Value Measurements
Accounting standards established the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1:	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2:    Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specific (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Tennant Company Retirement Savings Plan
Notes to Financial Statements
December 31, 2014 and 2013

Note 4.    Fair Value Measurements (Continued)

Level 3:
Valuations are based on valuation methodologies, discounted cash flow models or similar techniques. Level 3 valuations incorporate certain assumptions, modeling and projections in determining the fair value assigned to such assets or liabilities.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
The following is a description of the valuation methodologies used for investments measured at fair value. There have been no changes in the methodologies used at December 31, 2014 and 2013.
Registered investment companies: Certain investments in registered investment companies are valued at the daily closing prices as reported by the fund. Investments held by the Plan are open-ended investments that are registered with the SEC. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The investments held by the Plan are deemed to be actively traded.
Tennant Company common stock: Investment in Tennant Company common stock is valued at the closing price reported on the active market on which the individual securities are traded.
Collective Trust Funds: Investments in collective trust funds are valued at the net asset value. The net asset value is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant’s transactions (purchases and sales) may occur daily. Were the plan to initiate a full redemption of the collective trust, the investment advisor reserves the right to temporarily delay withdrawal from the trust in order to ensure that liquidation will be carried out in an orderly business manner.

The following tables set forth by level, within the fair value hierarchy, the Plan's investment assets at fair value as of December 31, 2014 and 2013:

	Investments at Fair Value as of December 31, 2014
	Level 1	Level 2	Level 3	Total
Registered investment companies:
Domestic stock funds	$120,948,670	$—	$—	$120,948,670
Balanced funds (stocks and bonds)	53,507,492	—	—	53,507,492
Bond funds	32,801,254	—	—	32,801,254
International stock funds	26,363,822	—	—	26,363,822
Short-term reserves	—	34,028,516	—	34,028,516
Collected Trust Funds
Balanced funds (stocks and bonds)		54,773,811		54,773,811
Tennant Company common stock	66,310,642	—	—	66,310,642
Total investment assets at fair value	$299,931,880	$88,802,327	$—	$388,734,207

Tennant Company Retirement Savings Plan
Notes to Financial Statements
December 31, 2014 and 2013

Note 4. Fair Value Measurements (Continued)

	Investments at Fair Value as of December 31, 2013
	Level 1	Level 2	Level 3	Total
Registered investment companies:
Domestic stock funds	$114,922,203	$—	$—	$114,922,203
Balanced funds (stocks and bonds)	102,069,656	—	—	102,069,656
Bond funds	27,905,144	—	—	27,905,144
International stock funds	25,645,252	—	—	25,645,252
Short-term reserves	—	35,316,391	—	35,316,391
Collected Trust Funds
Balanced funds (stocks and bonds)	—	—	—	—
Tennant Company common stock	69,086,832	—	—	69,086,832
Total investment assets at fair value	$339,629,087	$35,316,391	$—	$374,945,478

	Investments at Fair Value as of December 31, 2014
	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Collected Trust Funds
Balanced funds (stocks and bonds)	$54,773,811	$—	Daily	Daily
The balanced fund collective trust provides a collective investment trust for eligible tax-exempt entities. The Trust allocates daily its net investment income, realized and unrealized gains and losses among its investor trusts based on their proportionate ownership.
Note 5.    Party-in-Interest Transactions
The Plan invests in securities issued by the Trustee and by the Company. These party-in-interest transactions are exempt under Section 408(b)(8) of ERISA.
Note 6.    Tax Status
The Internal Revenue Service (IRS) had determined and informed the Company by a letter dated September 18, 2013, that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the Internal Revenue Code.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2011.

Tennant Company Retirement Savings Plan
EIN 41-0572550  Plan #001
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2014

	Description of Investment, Including Maturity
	Date, Rate of Interest, Collateral, Par or
Identity of Issuer, Lessor or Similar Party	Maturity Value **	Current Value
Registered investment companies:
Vanguard Wellington Fund*	Mutual fund	$53,507,492
Vanguard Institutional Index Fund*	Mutual fund	46,834,392
Vanguard Prime Money Market Inst*	Mutual fund	34,028,516
Metropolitan West Total Return Bond Fund	Mutual fund	32,801,254
Vanguard Windsor Fund*	Mutual fund	29,614,208
Vanguard Small-Cap Index Fund*	Mutual fund	23,411,912
Vanguard Devel Markets IDX IST*	Mutual fund	22,450,160
Vanguard Growth Index Fund*	Mutual fund	18,911,662
DFA Emerging Markets Core Equity Port	Mutual fund	3,913,662
GMO Benchmark FR ALLOC SER FD R6	Mutual fund	2,176,496
Common Collective Trusts:
Vanguard Target Retirement Income Trust II*	Common Collective Trust	3,524,958
Vanguard Target Retirement 2015 Trust II*	Common Collective Trust	7,755,628
Vanguard Target Retirement 2020 Trust II*	Common Collective Trust	7,694,775
Vanguard Target Retirement 2025 Trust II*	Common Collective Trust	7,690,502
Vanguard Target Retirement 2030 Trust II*	Common Collective Trust	7,217,179
Vanguard Target Retirement 2035 Trust II*	Common Collective Trust	5,952,139
Vanguard Target Retirement 2045 Trust II*	Common Collective Trust	4,549,455
Vanguard Target Retirement 2040 Trust II*	Common Collective Trust	4,148,411
Vanguard Target Retirement 2010 Trust II*	Common Collective Trust	3,146,134
Vanguard Target Retirement 2050 Trust II*	Common Collective Trust	2,611,784
Vanguard Target Retirement 2055 Trust II*	Common Collective Trust	414,436
Vanguard Target Retirement 2060 Trust II*	Common Collective Trust	68,410
		322,423,565

Tennant Company common stock*	Common stock, 917,637 shares, par value
	$0.375; cost is $20,670,947	66,310,642
Vanguard Group Fiduciary Trust Company*	Notes from participants, ranging between
	5.25% and 9.75%, maturing through
	December 2024	6,773,592
		$395,507,799
*Represents party in interest.
**Cost information for participant-directed investments is not required.

EXHIBIT

Item #	Description
23	Consent of Independent Registered Public Accounting Firm — CliftonLarsonAllen LLP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TENNANT COMPANY RETIREMENT SAVINGS PLAN

Date:	June 24, 2015	/s/ Vicki L. Haugen
Vicki L. Haugen
Retirement Benefits Committee